Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

December 21, 2006

United States Securities and Exchange Commission
Attn: Hugh Fuller
Mail Stop4561
100 F, N.E.
Washington, D.C. 20549

Re:	Language Access Network, Inc. Registration Statement on Form 10-SB Filed September 29, 2006 File No. 0-33058

Dear Mr. Fuller:

I write on behalf of Language Access Network, Inc. (“the Company”) in response to Staff’s letter of October 26, 2006 by Mark P. Shuman, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-SB
Part I
Item 1. Description of Business, page 1
Business Development, page 3

1. Here or elsewhere, as appropriate, such as in your plan of operation discussion, please more fully discuss the merger with Preciss LLC to disclose the material terms of the merger and the resulting management of the surviving company. Pursuant to item 601(b)(10)(i) of Regulation S-B, please file a copy of any agreements related to the merger as exhibits to your registration statement.

The Company purchased all of the membership interests in Preciss, LLC effective October 1, 2005, making Preciss, LLC a wholly owned subsidiary of the Company. A Purchase and Sale Agreement was executed on November 28, 2006 to document the membership interest purchase and confirm cancellation of a September 23, 2005 Asset Purchase Agreement, which was never consummated. Management in Preciss continued with the Company. A copy of the Purchase and Sale Agreement is attached to the revised Form 10-SB.

2. We note your disclosure regarding the proof-of-concept pilot project with the Ohio State University Medical Center. Please provide us support for your statement that the pilot project was “deemed successful” by the Ohio State University Medical Center such as a written acknowledgement by the medical center. Please further update your disclosure regarding the expansion by the end of 2006 and clarify as to whether this expansion and your current service in the five departments relate to the continuing of the pilot project or are, in fact, sales of your service offerings to Ohio State University Medical Center as a result of the successful pilot.

The pilot program was deemed successful by the Ohio State University Medical Center because they have expanded the use of the system from one location to twenty-two locations. The word “pilot” is simply a business term the Company uses when it begins any program with a client. The Company is paid for its services from the date of activation. The Company deems payment for services as sales.

3. We note your use of market statistics that you appear to use as your own such as those statistics found in the last paragraph on page 3. Please provide us support for each such statistic set forth in your registration statement. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. We further note certain information that you have referenced to a third-party source such as the information by U.S. English Inc. on page 5 and Dr. Dirk G. Schroeder on pages 5 and 6. Please provide similar support for such information.

The reference for the industry growth rate for pharmacies to double in size by 2010 comes from publicly released documents from the major pharmacy chains including Walgreens, Kroger, CVS, Rite Aid, etc. The Company omitted reference to the statistic derived from the U.S. English, Inc. study, as it could not locate the study in its files. Please find attached the white paper by Dr. Dirk G. Schroeder.

The Need for Our Interpretation Services, page 5

4. Please elaborate on how your service offerings are “high quality, regulatory compliant and available to the patient much quicker” when compared to the other services or means of interpretation you previously discuss.

Our services are high quality because of the rigorous qualifying, testing, training, and continuing education and monitoring of our interpreters as they provide our services. We are regulatory compliant because we deliver all of our services over a MPLS via AT&T; this is a private network for data transmission so we are HIPAA compliant. Services to the patient are much quicker because activating the system requires a one touch method similar to a TV clicker and within 30-120 seconds a live interpreter is greeting the patient/customer, inquiring as to what language is required and then transferring to a live interpreter. In medical institutions that do not utilize our services, the patient may wait as long as 3 hours for an interpreter to be called in, or found on the client’s premises for an interpretation.

Overview of Operations, page 7

5. Please elaborate on your reference to “answer points” as a component of costs of services.

Answer points refers to the cubicle space in our language services center in which there is a complimentary video screen to provide the live interpretation and a computer to track and log in-coming calls and time recording for billing.

6. Please further explain what your uniform processes and standards of quality performance are and how such processes and standards provide you with a competitive advantage in building a global network of employees and linguistic agents.

Our uniform processes and competitive advantage include the manner in which we answer a call and the attention to detail in interpreting the language(s) required in any call so we provide an accurate explanation of the words of the patient/customer and the healthcare provider are using. We also seek to hire interpreters who are culturally competent. These are people who are part of the fabric of their particular ethnic community. They are involved in worship groups, or non-profit organizations. They know local business entrepreneurs who are interested in seeing members of their community better served. Our qualifying of an interpreter is set to a high standard using testing provided by a third party, Pacific Interpreters. Only those receiving a Superior or Good rating are invited to participate in our internal training program. Participation in training is not a guarantee of employment. Each candidate must pass testing and interpretation related instruction in ethics and methodologies that are rigorous. Once trained, they are mentored and then continuing education is provided on a systematic basis every month. Additionally, we have a competitive advantage because our interpreters work from one technology platform making uniform connections between our language services center and the customer. We also have a competitive advantage because we have a stock option plan in place for which many of our employees may qualify. They become owners who are clearly more attached to delivering a great performance to our clients.

Distribution methods of Services, page 8

7. Please provide us an analysis as to whether the services contract with AT&T needs to be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B.

The Company has attached a copy of the services contract with AT&T as an exhibit to the registration statement.

8. We note your prior disclosure regarding your plan to hire a global network of employees and linguistic agents. You appear to be suggesting that your interpreters will not necessarily be located in your Ohio operations center. If so, please discuss here or elsewhere, as appropriate, in greater detail how you plan to provision interpretation services to your customers with your interpreters located elsewhere from your operations center.

At this time and for the foreseeable future, all interpreters will be housed in our central Ohio offices. If the technology becomes available for us to move data across the Internet or from individual homes, and still remain HIPAA compliant, at that time we will consider having interpreters work away from the central office. Our long term plans include having other language service centers located in the U.S. similar to the one in central Ohio.

9. Here or elsewhere, as appropriate, please elaborate on whether your service offerings includes the installation and implementation of the necessary wireless system in the facility for use with your MARTTI units.

Our services do not include the installation of wireless systems for potential customers in order to use the MARTTI units. Our system integrates with the hospital wireless network. Within the hospital, we work with the IT staff to develop a VLAN (virtual local area network) off of the internal wireless access points. The access point will broadcast a WEP (Wired Equivalent Privacy) encrypted SSID signal over an 802.11 G frequency to our MARTTI system. The encrypted signal meets all HIPAA requirements for broadcasting medical information.

Manufacturing, Order Fulfillment and Customer Support, page 9

10. Please advise us when you intend to identify and select a manufacturer for your units.

We intend to identify and select a manufacturer(s) by the fourth quarter of 2007.

Consumer Market, page 10

11. Please expand your discussion here to explain why consumers would be interested in your video interpretation services.

Consumers may be interested in our system for at home use when “telemedicine” is used on a widely available basis. The Company’s plan behind telemedicine is currently in the concept design stage. Telemedicine applies in certain rural areas where a local nurse comes to the patient’s home and doctors are monitored in. The U.S. government supports these programs, and we intend to someday offer our conferencing services in the telemedicine market.

Approvals, Certifications and Regulation, page 11

12. Please advise us whether your interpretation services through your MARTTI units require filings with or approvals from the U.S. Food and Drug Administration.

Our MARTTI units are not in any way involved with the administration to a patient of any consumable goods. Our units only provide communication services between the caregiver and the patient.

Acquisitions, page 13

13. Please disclose whether you have any plans, proposals or arrangements with respect to any prospective acquisitions. If so, please provide a materially complete discussion of such prospective acquisition and file any correspondence or agreement related to such prospective acquisition as an exhibit to your registration statement. If you have no specific plans, proposals or arrangements with respect to a prospective acquisition, so state.

The Company recently entered into letters of intent with two private businesses, the details and respective agreements of which are included in the Company’s 10-SB.

Risk Factors, page 14

14. Please prepare your risk factor disclosure pursuant to the Plain English requirements set forth in Rule 421(d) under the Securities Act. Please see Item 503 of Regulation S-B for additional guidance. Specifically, please reorder your factors to that those specific to your company appear first, then those specific to your business, and then to companies in general. Please also revise the headings to your risk factors as needed to focus on how the risk will affect you, your business or the investor.

The Company’s revised its risk factors accordingly.

15. It appears that providing interpretation services in the context of providing medical care may expose you to significant liability as a result of misinterpretations. Please advise whether misinterpretations do present a risk and, if so, provide a risk factor discussing the risk of such misinterpretations and any prior occurrences of misinterpretation that has materially affected the use of your service. Please also elaborate in your business discussion on the training you intend to afford your interpreters in order to lessen the likelihood of misinterpretations. We note your product liability risk factor on page 19.

The Company revised its product liability risk factor to include the risks associated with misinterpretations.

16. As disclosed on page 43, you currently have 116 record holders of your common stock. Please provide a risk factor discussing the voluntary nature of your registration under Section 12(g) of the Exchange Act and that after the effectiveness of such registration and provided that you have met the requirements set forth in Rule 12g-4 under the Exchange Act, you may terminate your registration under Section 12(g) at any time. Accordingly, you may end your reporting obligation at any time if you had less than 300 record holders pursuant to Rule 12g-4, for example, and investors in your common stock may no longer benefit from the reporting requirements set forth under the Exchange Act.

The Company included this risk factor.

If we do not keep pace with our competitors and with market changes…., page 18

17. We note your disclosure that you “have reduced prices in the past in order to expand the market for [y]our services.” Please explain to us how you have previously reduced prices on your product when it appears that you have only recently conducted pilot projects for your products. Please reconcile.

We have “reduced” prices with the Ohio State Medical Center and its satellite campus locations as they have brought more interpretation volume to us. We have recently offered a lower price per minute versus our standard price for the first few months of activation with new customers.

Because we are subject to various governmental regulations…., page 19

18. Pursuant to Items 101(b)(8) and (9) of Regulation S-B, please ensure that your disclosure here and elsewhere in your prospectus includes a discussion of all current and probable laws and governmental regulations that are materially applicable to your business and the risks posed by such regulation. Please further revise this risk factor to remove any implication that you are not aware of the current laws and regulations that may materially affect your business.

The Company omitted the risk factor entirely. The Company is HIPAA compliant with its data transfer system and MPLS private network. There are no other governmental regulations that are materially applicable to the Company’s business.

Item 2. Plan of Operation
Forward-Looking Statements, page 24

19. the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with your registration. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides to not apply to statements made in connection with your registration.

The Company omitted reference to the Private Securities Litigation Reform Act of 1995, Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act.

Plan of Operation, page 24

20. We note your reference on page 27 to your first contract signed on September 6, 2006 with a major Florida hospital. This contract appears to be material to your business and would at present represent a significant share of your revenue. Accordingly, please expand your disclosure to provide a materially complete discussion of the terms of the contract and the identity of the hospital. Further, the contract would need to be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(k)(B) of regulation S-B. Please revise or advise us otherwise.

The Company revised its disclosure to discuss the terms of the contract and identified the hospital. The Company did likewise for two new hospitals with whom it recently contracted.

Pursuant to Item 601(b) of Regulation S-B, the Company is required to attach every material contract, not made in the ordinary course of the Company’s business, which will be performed after the filing of the registration statement or was entered into not more than two years before such filing. The rule further includes in the registration statement, “Any contract upon which the small business issuer’s business is substantially dependent, such as contracts with principal customers, principal suppliers, franchise agreements, etc.” In reviewing the Interpretation Agreement, the Company believes that the contact is material, but made in the ordinary course of the Company’s business. As such, it need not be disclosed. Furthermore, the Company is not substantially dependent upon this contract. Mercy Hospital is not a “principal customer” that the Company will significantly rely upon as a sole source of revenue. The Company intends to enter into a number of these types of service agreements with other hospitals. It recently did so with two new hospitals in October and November 2006. For these reasons, the Company did not attach a copy of the Interpretation Services Agreement to its Form 10-SB.

21. You subsequently reference your plan to explore other markets in the third and fourth quarter of 2006. Please update your disclosure.

The Company updated its disclosure as requested.

22. Please reconcile your statement that you “were created exclusively to utilize advanced technology to provide a global video language interpretation service” with your disclosure on page 3 regarding your initial focus on “new forms of remote, networked gaming.”

The Company revised the language in the Plan of Operation section to cure the discrepancy.

23. Please provide additional disclosure regarding your LINGO TO GO service in your business discussion.

The Company provided the following additional disclosure. LINGO TO GO is a service that will both initiate and process incoming calls for clients in their own language. The service was created to allow Language Access Network’s clients to better connect with their limited English proficient customers. LINGO TO GO can be used for delivering lab reports, appointment reminders, patient surveys, claims and billing as well as customer service.

24. We note your disclosure on page 29 as well as your risk factor on page 14 regarding your recently commenced and terminated equity offering for $10,500,000. Please expand your disclosure to discuss in greater detail this recent equity offering and why the offering was terminated. We note your disclosure on page 14 that the offering was terminated due to the upward mobility of your stock price. Please elaborate on why this would result in the decision to terminate the offering. Please disclose when the offering was made and when it was terminated and your basis for not having registered this offering under the Securities Act. Please also clarify whether any funds were raised in the offering and, if so, the basis for accepting such subscriptions when the offering was terminated early.

We further note your disclosure here and on page 30 suggesting that the offering has yet to be terminated. Please explain.

The reference to $10,500,000 in the original 10-SB was incorrect. The offering was actually for a maximum of 5,000,000 units at a price of $2.00 per unit where each unit represented two common shares to raise a total of $10,000,000. The offering was supposed to close on August 15, 2006, but the board of directors noticed that the Company’s trading price greatly exceeded the offering price, and decided to close the offering early on June 30, 2006. There was no minimum amount of funds required to close the offering. No shares were sold in the offering. The PPM plainly stated the Company’s ability to modify the terms of the PPM, including the anticipated close of the offering. The board decided to reconvene and open a new offering a later time to better reflect the market price of the Company’s stock. Since this information is extraneous to the risk factor, the Company omitted reference to the offering and included its current offerings to discuss financing needs.

Results of Operations, page 29

25. Please explain the reason for each change from period to period in your results of operations discussion and, to the extent material, quantify the impact of each identified source for material changes from period to period. For example, you have identified an increase in your revenue between the three-month period ended June 30, 2006 as compared to the same period in 2005 without explaining the reason for the change or quantifying the impact of such reason. Please review your disclosure in this section in light of this comment. For additional guidance, please see Section III.D of Release No. 33-6835.

The Company revised its result in operation section as requested.

26. We note that you have had revenue. Your disclosure elsewhere, however, suggests that you are currently engaged in pilot projects with the Ohio State University Medical Center and Walgreens and that you have signed your first contract on September 6, 2006 with a major Florida hospital. Accordingly, please revise your disclosure as necessary such as in your business or plan of operation discussions to explain how you have derived such revenue.

The Company revised its disclosure to remove reference to the Florida hospital contact as the Company’s “first “contract, since that was not the case. The source of the Company’s revenues has been explained in the revised results of operations section.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 34

27. Please confirm that your disclosure conforms to the requirements of Item 401 of Regulation S-B. We note, for example, that your current disclosure does not appear to concisely and specifically account for the past five years with respect to the business experience of your officers and directors.

The Company revised its disclosure to comply with Item 401 of Regulation S-B.

Compensation to Directors, page 39

28. Please disclose the number of shares subject to options granted to your non-employee directors as compensation for their services. Please see item 402(f) of Regulation S-B for additional guidance.

The Company revised its disclosure pursuant to Item 402(f) of Regulation S-B

Summary of Options Grants, page 39

29. Please provide disclosure pursuant to Item 402(d) of Regulation S-B.

In response to this comment, no options were granted to officers or exercised by them during the fiscal year ended December 31, 2005. The Company is therefore not able to provide information under Item 402(d) of Regulation S-B.

Item 7. Certain Relationships and Related Transactions, page 40

30. Please file a copy of any agreement with Speakeasy Enterprises, LLC as an exhibit.

We have attached a copy of the Referral Agent Agreement as an exhibit to the registration statement.

31. Copies of the convertible notes with Edward Panos or with Panos Industries, LLC should also be filed as exhibits. Please also disclose the amount of interest paid or accrued to date with respect to the outstanding convertible notes and confirm that all material terms of the convertible notes has been provided such as termination date of such notes.

The Company attached the convertible notes as exhibits to the Form 10-SB. The Company has not paid down the principal on any notes signed in favor of Mr. Panos or his company, Panos Industries, LLC. The Company’s financial records show accrued interest on the Company convertible notes payable in the amount of $54,909 as of September 30, 2006. The Company recently amended three notes to provide maturity dates.

Pare II
Item 1. Market Price of and Dividends on the Registrant’s Common Equity…
Market Information, page 42

32. Please disclose when your common stock began being quoted on the Pink Sheets and the price information pursuant to Item 201(a)(1)(ii) of Regulation S-B since such date. It appears that your common stock has been quoted for at least six months.

The Company’s revised its disclosure to provide this information.

Item 4. Recent Sales of Unregistered Securities, page 45

33. Expand the disclosure in this section to provide the specific facts and circumstances by which you determined that the exemptions named for each of the recent sales applied.

The Company included facts and circumstances underlying the exemptions provided.

Financial Statements

34. Revise your financial statements to include disclosures required because you are a development state company. Refer to paragraph 11 of SFAS 7 that outlines the required additional disclosures.

The following was added to footnote #1:

A Development Stage Company
The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7”According and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Statements of Operations, page F-3

35. Revise to classify depreciation and amortization expense in the operating expense section of this statement.

Appropriate changes have been made to Statement of Operations.

36. Describe the nature of the types of expenses classified as “labor.” Explain why these costs are not included in your cost of goods sold or included in your gross profit calculation. Revise.

All labor expenses directly or indirectly related to sales are included in cost of goods sold. Costs classified as “Labor” are for executive compensation and other general and administrative staff. “Labor” also includes payroll taxes and other burdens directly related to the salaries and wages of these employees.

Note 1 - Nature of business and summary of significant accounting policies Revenue recognition policy, page F-7

37. You disclose on page 31 your policy for recognizing revenue from service contracts. However, such disclosure is absent from the footnote disclosure on page F-7. Indicate whether you have service contracts with customers. If so, revise to disclose this policy.

The Company does not currently have any service contracts with customers. All Revenue recognized to date is from per minute fees charge for interpretation support services and is recognized as the services are provided. However, revenue from product sales and service contracts is expected to be recognized in the future and therefore the

Company has included its recognition policy in the disclosure. The Revenue recognition policy contained on Page F-7 and on page 31 has been modified to state the following:

Revenue recognition policy
Interpretation support services revenue is recognized as the services are provided. Revenue from service contracts is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed. Revenue from product sales is recognized when shipped, FOB shipping point. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of goods sold.

38. You disclose on page 7 that revenues are derived primarily from per minute fees charged and that you generally bill customers a monthly service charge. Explain how this revenue policy is addressed by your footnote on page F-7. Further, indicate how you recognize revenue for any hardware and software delivered to your customers. Describe the typical deliverables included in such arrangements and the fee structure (i.e., minimum charges, only per minute fees, fixed and variable fees). Your response should identify the accounting literature that you are applying to those arrangements. See EITF 03-5, SOP 97-2 and EITF 00-21. We may have further comments.

Interpretation support services revenue from per minute fees represents our only revenue source to date and is recognized as the services are provided (see modifications to footnote on page F-7). The Company currently does not have revenue from hardware and software sales but does anticipate future revenues from product sales and that policy is stated in the revised Revenue recognition policy (see modifications to footnote on page F-7).

Note 5 - Acquisition of Preciss, LLC, page F-8

39. Revise to provide the disclosures required by paragraphs 51 and 52 of SFAS 141. In addition, indicate the type of consideration exchanged to acquire this company. That is, the statements of cash flows do not present any cash payment to acquire this company. Further, explain why you have not provided audited financial statements for this company pursuant to Item 310(c) of Regulation S-B. Explain whether this company would qualify as a predecessor to your company.

Preciss is a wholly owned subsidiary of the Company, and has already been accounted for in the Company’s financials. The financials have been amended to include a $500 payment to members of Preciss as consideration under the transaction. For background, please refer to the Company’s response to comment 1.

Note 3 - Significant Accounting Policies
Option Payments and Development Costs, page F-13

40. Explain the nature of the expenses associated with “option maintenance and development costs.” Cite the accounting literature that you are applying to these transactions.

The Company is unable to locate in the financials the language referenced in this comment.

Note 4 - Notes Payable, page F-13

41. We note that you issued convertible notes payable with a conversion rate of $0.01 per share. Tell us whether these notes contain a beneficial conversion feature. Your response should address the guidance in EITF 98-5 and 00-27.

The Company’s response to this is:

MIKE MOORE AND/OR KYLEEN CANE WILL NEED TO ASSIST US ON ANSWERING THIS.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.

Limited English Proficiency (LEP) Regulations:

Implications and Guidance for U.S. Hospitals Serving Minority Populations

Dr. Dirk G. Schroeder, ScD, MPH
Associate Professor, Emory University School of Public Health
June 2002

- ☐ Does your hospital or health system receive federal financial assistance through e.g. Medicare, Medicaid and/or Federal research grants?
- ☐ Are some people who utilize your services not proficient or limited in their ability to communicate in English?

If you answered "Yes" to both of these questions, you may be required by Federal law to provide:

✓ *language assistance,*
✓ *information, and*
✓ *services*
in languages other than English.

Overview

Under Title VI, recipients of Federal financial assistance from Health and Human Services must take steps to ensure that LEP persons can meaningfully access health and social services[1]

This White Paper aims to:

- ❑ ***Provide a summary explanation of Federal Limited English Proficiency (LEP) regulations.***
- ❑ ***Describe recent lawsuits brought against hospitals based on LEP regulations.***
- ❑ ***Provide guidance on ways hospitals can ensure their compliance with LEP regulations.***

Limited English Proficiency (LEP)

A Limited English Proficient (LEP) individual is a person *"who does not speak English as their primary language and who has a limited ability to read, speak, write, or understand English.[1]"* At the time of the 2000 census, 28.4 million Americans were foreign-born, many of whom are LEP persons; this number represents 10.4% of the total U.S. population, up from 7.9% in 1990.[2] Over half of all foreign-born in the United States came from Latin America and speak Spanish.

Legal Obligations of Hospitals

Federal legal authority for LEP regulations

The Federal legal authority mandating language assistance and provision of information and services in languages other than English to LEP persons derives from Title VI of the Civil Rights Act of 1964 and Title VI regulations.[3] Title VI provides that no person shall be subjected to discrimination on the basis of race, color or national origin under any program or activity that receives Federal financial assistance.[4] Under Title VI, recipients of Federal financial assistance from Health and Human Services (HHS) must take steps to ensure that LEP persons can meaningfully access health and social services.

Until recently, oversight of compliance with language provisions under Title VI had been lax, in large part because there was inadequate guidance from the Federal authorities on this matter.

Executive Order 13166 Introduction

"By the authority vested in me as President ... and to improve access to federally conducted and federally assisted programs and activities for persons who, as a result of national origin, are limited in their English proficiency (LEP), it is hereby ordered as follows ..."

- Pres. William J. Clinton, August 11, 2000

Executive Order 13166

With objective of improving compliance with the language provisions of Title VI, on August 11, 2000, President Clinton signed Executive Order 13166 - *Improving Access to Services for Persons With Limited English Proficiency*.[5] This Executive Order to federal agencies, required all agencies that provide federal financial assistance to issue guidance on how recipients of that assistance (including hospitals) can take reasonable steps in providing meaningful access consistent with Title VI regulations.

1

LEP Regulations

HHS Policy Guidance for Hospitals

In complying with this E.O. 13166 order, the Department of Health and Human Services issued such guidelines on Dec 12, 2000.[8] The Plan, titled "***Strategic Plan to Improve Access to HHS Programs and Activities by Limited English Proficient (LEP) Person***", includes strategies for improving technical assistance for language access services to HHS-funded entities.[9] These strategies are summarized in the HHS Office of Civil Rights Policy Guidance document.[7]

Compliance and Enforcement

Who enforces the LEP rules for hospitals?

The Office of Civil Rights within the Department of Health and Human Services is responsible for enforcing Title VI. The Coordination and Review Section of the Civil Rights Division of the Department of Justice[6] has taken the lead in coordinating and implementing Executive Order 13166.

Who must comply with LEP Regulations under Title VI?

All healthcare (and other) institutions receiving federal financial assistance must comply with the LEP regulations under Title VI and EO 13166. Federal financial assistance includes:

- ❑ grants,
- ❑ training,
- ❑ use of equipment,
- ❑ donations of surplus property, and
- ❑ other assistance.

In the healthcare context, hospitals or clinics that receive federal assistance through Medicare, Medicaid, federal research grants and the like are all subject to comply. Title VI pertains to a recipient's entire program or activity, and all parts of the recipient's operations are included. *This is true even if only one part of the institution receives federal assistance.*

In determining compliance with Title VI, OCR's concern is whether the recipient's policies and procedures allow LEP persons to overcome language barriers and participate meaningfully in programs, services and benefits. The regulations are designed to be "flexible and fact-dependent,"[1] but the starting point in determining compliance is based on a balance of four factors listed in **Chart 1**. OCR emphasizes that it will always provide recipients with the opportunity to come into voluntary compliance prior to initiating formal enforcement proceedings.[7]

The Policy Guidance also includes specific suggestions regarding:

- ❑ use of oral interpreters,
- ❑ translation of written materials,
- ❑ methods for providing notice of the availability of non-English services,
- ❑ staff training, and
- ❑ monitoring methods.[7]

Chart 1:
OCR considers four factors to determine hospitals' responsibilities regarding LEP[1]

1. The **number** or **proportion** of LEP persons eligible to be served or likely to be encountered by the program or grantee

2. The **frequency** with which LEP individuals come in contact with the program

3. The nature or **importance** of the program, activity, or service provided by the program to people's lives

4. The **resources** available to the grantee/recipient or agency, and costs

There is no 'one size fits all' solution for Title VI compliance with respect to LEP persons

2

LEP Regulations

Chart 2:
Four keys to ensuring meaningful access to LEP persons'

1. **Assess** Conduct an assessment of the language needs of the population served.

2. **Write a Plan:** Develop a written policy to ensure communication.

3. **Train Staff:** Staff must understand the policy and is capable of carrying it out.

4. **Monitor:** Conduct regular oversight of the language assistance programs.

Safe Harbor Guidelines

When considering LEP regulations, Federal funding recipients often ask *"How many people within a certain language preference group and/or LEP classification would require my institution to provide translations in that language?"*

The new HHS Policy Guidance on LEP regulations under Title VI specifically addresses this area of confusion by providing numeric "Safe Harbors." The policy states that to be in compliance with its Title VI obligation, a recipient/covered entity should provide written materials in non-English languages if:

A. The recipient/covered entity provides translated written materials, including vital documents[ii], for each eligible LEP language group that constitutes 10% or 3,000 people (whichever is less) of the population of persons eligible to be served or likely to be directly affected by the program.

B. For LEP language groups that constitute 5% or 1,000 (whichever is less), the entity ensures that at a minimum, vital documents are translated in the appropriate non-English languages of such LEP persons.

C. For 100 or less LEP persons in a language group, written notice must be provided in the primary language of the LEP language group of the right to receive competent oral translation of written materials.

OCR emphasizes that these "safe harbor" provisions are "not intended to establish numeric thresholds for when a recipient must translate documents." They are a guide, and compliance will be based on the balancing of factors mentioned in Chart 1.

OCR Safe Harbor Guidelines:
Number or percent of people in target LEP group

	<100	<1,000 or (5%)	<3,000 or (10%)
Oral translation of written materials	X	X	X
Translation of written documents		X	X
Translation of all documents			X

3

LEP Regulations

Headline "Lack of Interpreters Impacts Immigrant Healthcare"

Reuters, April 25, 2002

Examples of Prohibited Practices

A good way hospitals can better understand their obligations under Title VI is through examples of prohibited practices. OCR provides the following as examples of practices which may violate Title VI:

- ❑ Providing services to LEP persons that are more limited in scope or are lower in quality,
- ❑ Subjecting LEP persons to unreasonable delays in the delivery of services,
- ❑ Limiting participation in a program or activity on the basis of English proficiency,
- ❑ Providing services to LEP persons that are not as effective as those provided to those who are proficient in English, or
- ❑ Failing to inform LEP persons of the right to receive free interpreter services and/or requiring LEP persons to provide their own interpreter.

Summary regarding LEP regulations

In summary, Executive Order 13166, related policy guidance and recent case law have reaffirmed regulations requiring provision of language assistance to persons of limited English proficiency as established under Title VI. The Bush Administration also has reaffirmed its commitment to these regulations.

Risks to Hospitals of Not Being in Compliance with LEP Regulations

Hospitals are subject to fines and can lose their federal funding if they are found to not be in compliance with these regulations. Within just the past two years, OCR has investigated complaints against the University of Utah Health Science Center[11] and the Maine Medical Center[12]. In both cases, these cases were resolved, but were obviously seriously disruptive and created negative press for the institutions involved.

Threat of Legal Action by Local Grass-Roots Organizations

Recently, local activist health organizations have filed lawsuits against hospitals for not providing adequate non-English services. These organizations used the legal guidance for the lawsuits.

4

LEP Regulations

Case Study NYC Hospitals Sued for Lack of Spanish Services*

NEW YORK (Reuters Health) - A grass roots organization filed suit against two Brooklyn hospitals, accusing them of failing to offer non-English-speaking patients translation and interpretation services mandated by federal, state and city law. The legal action was taken by the New York Lawyers for the Public Interest, Inc. (NYLPI) on behalf of Make the Road by Walking (MRW) - a local nonprofit organization.

The suit was filed with the New York State Attorney General's office against Wyckoff Heights Hospital and Woodhull Hospital, both of which are situated in Bushwick, a heavily Hispanic section of northern Brooklyn. The plaintiffs allege that the hospitals have violated the civil rights of a large proportion of their surrounding community, effectively denying equal access to healthcare by not providing health services in Spanish.

"In order to access vital life-saving healthcare services, immigrant communities need to be able to communicate with their doctors and nurses," Andrew Friedman, MRW's Co-director, told Reuters Health. "And what we found is that these hospitals remained fundamentally inaccessible to these communities, because the hospitals don't have translation and interpretation services."

Friedman added, "When practical concerns do not drive hospital policy, there is legal protection in the form of Title VI of the 1964 Civil Rights Act and the New York City Human Rights Law - both of which prohibit discrimination based on race, national origin or color."

Woodhull Hospital spokesperson Stephen Bohler told Reuters Health, "We feel very confident that we are meeting the needs of our diverse community. We have one of the most diverse provider staff probably in the nation, and we have a plethora of services available to patients who don't speak English."

* Abbreviated version of article
by Alan Mozes published on Feb 22, 2002

"Addressing language barriers in healthcare should not be marginalized but instead be an integral part of improving our medical system.

Without addressing language barriers... we can't achieve a healthcare system that provides the highest quality of care to all Americans."

- Dr. Joseph R. Betancourt, Massachusetts General Hospital and Harvard Medical School

Justified or not, the mere existence of a lawsuit such as this clearly becomes a Hospital Administator's and Communications Department's worse nightmare. As a result, hospitals are increasingly attentive to whether or not they are in compliance with LEP regulations.

Quality of Health Care for Minorities

The quality of healthcare received by minority and LEP persons is significantly inferior to that of non-Minority, English speakers. Recent studies have documented that the magnitude of these differences were even greater than supposed.

In one study of more than 4,100 patients, researchers from the State University of New York Health Science Center at Brooklyn, in New York City and The Access Project, a health resource advocacy program affiliated with Brandeis University in Waltham, Massachusetts found that the lack of interpreters and language services significantly affect the quality of immigrant healthcare.

For example, *15% of the patients reported needing the assistance of an interpreter* when interacting with hospital staff, but slightly more than half (8%) said such help was either very slow in coming or impossible to get. Most *(95%) of those patients needing assistance were native-Spanish speakers.*

The study's researchers wrote "the most disturbing finding was that more than *one quarter* of those unsuccessful in finding needed language services *did not fully understand the prescription instructions* they were given, a problem experienced by only 2% of the other patients."

The investigators pointed out that among those who failed to get critical translation help, *nearly one-third said they would not go back to their hospital* in the future if they ever obtained insurance, compared with only 9% who expressed such a sentiment after getting needed help.

5

LEP Regulations

Promising Practices: Complying with LEP Regulations, Avoiding Litigation and Improving Healthcare Delivery

Hospitals face significant challenges in providing language services to the increasingly diverse population. Provision of healthcare, not language assistance, is a hospital's core competency. Hospitals are thus increasingly outsourcing the burden of providing high quality language assistance whenever possible.

In its official policy guidance,[7] OCR lists a number of "promising practices" that can advance service to LEP populations without overburdening hospital staff or resources. Some of these promising practices include:

- ☐ use of Internet and intranet systems to easily store and retrieve translated documents,
- ☐ state-of-the-art medical interpretation systems,
- ☐ community language banks, and
- ☐ telephone information lines.

Multilingual health information, including websites

Hospitals, like other entities, are increasingly relying on Internet-based websites and systems for the delivery of health information and marketing. The Internet, as well as intranet-based systems, are excellent ways to offer information, vital documents, and health education materials to LEP populations. A multilingual website also has the significant advantage of promoting the hospital as a "minority-friendly" institution. Other advantages of Internet-based multilingual information are listed in Chart 3.

Conclusion

It is recommended for hospitals to take a proactive approach in providing multicultural services and information. A cost-effective solution for this need is to rely on the availability of advancing technology which offers the dual benefit of ensuring LEP compliance and improving the healthcare services provided to the community.

Chart 3: Benefits of multilingual health information and documents on website

Easy access by LEP persons

Perception as LEP friendly

Can easily outsource translation tasks

Easily updated

Globalization software allows for management of multiple foreign languages

Facilitates communication between doctor/nurse and patient

Improved outcomes

Reduced risk of malpractices

References

1 U.S. Office of Civil Rights. Frequently Asked Questions about LEP. 2002.

2 U.S. Census Bureau, Current Population Reports, Series P23-206, Profile of the Foreign-Born Population in the United States: 2000, U.S. Government Printing Office, Washington D.C., 2001.

3 Officially, Title VI of the Civil Rights Act of 1964 U.S.C. 2000d et Seq. and its implementing regulation at 45 CFR Part 80. Federal Register / Vol. 65, No. 169, Aug 30, 2000.

4 Federal Register / Vol. 65, No. 169, Aug 30, 2000.

5 Executive Order 13166 - Improving Access to Services for Persons With Limited English Proficiency. Department of Justice Enforcement of title VI of the Civil Rights Act of 1964 - National Origin Discrimination Against Persons With Limited English Proficiency; Notice. Federal Register Vol. 65, No. 159, August 16, 2000.

6 www.usdoj.gov/crt/cor/index.htm.

7 U.S. Department of Health and Human Services, Office of Civil Rights. Policy Guidance. Title VI Prohibition Against National Origin Discrimination As It Affects Persons With Limited English Proficiency. September 1, 2000.

8 Letter from Donna Shalala to Janet Reno, Dec 12, 2000. http://www.hhs.gov/gateway/language/languagememo.html.

9 U.S. Department of Health and Human Services. Strategic Plan to Improve Access to HHS Programs and Activities by Limited English Proficient (LEP) Persons. http://www.hhs.gov/gateway/language languageplan.html

10 Vital documents are described by OCR as "applications, consent forms, letters containing eligibility or participation information, notices pertaining to services or benefits, documents that require a response from beneficiaries, and advise of free language assistance, and the like."

11 Feds Investigate U. Med Center's Service for Non-English Speakers. By Kristen Stewart. The Salt Lake Tribune. Thursday, July 12, 2001.

12 OCR and Maine Medical Center Linguistic Access Resolution Agreement. July 17, 2000.

13 What a Difference An Interpreter Can Make - Health Care Experiences of Uninsured with Limited English Proficiency. The Access Project. April 2002. http://www.accessproject.org/camspublications.htm.

6

Limited English Proficiency (LEP) Regulations

Implications and Guidance for U.S. Hospitals Serving Minority Populations

About the Author

Dr. Dirk G. Schroeder, ScD, MPH is a tenured Professor of International Health at Emory University. An expert on the legal obligations and marketing opportunities of hospitals serving minority populations, he has provided technical assistance to the World Health Organization, the Asian Development Bank, the United States Agency for International Development, and the Pan American Health Organization. He is on the Editorial Review Board of the Journal of Nutrition and on the board of MedShare International.

Dr. Schroeder is the author of one book, five chapters in other books, over 35 articles in peer-reviewed journals. He has Doctoral and Masters degrees in International Health from Johns Hopkins University and a Post-doc from Cornell. He completed his undergraduate work, with honors and distinction, at Stanford University.

In the interest of full disclosure, Dr. Schroeder is also Executive Vice-President of DrTango, Inc. – the leading solutions provider for healthcare organizations serving Hispanics. He can be reached by email at dschroeder@drtango.com or by phone at 1-770-649-0298, x.102. For more information about DrTango, Inc., please visit their website at www.drtango.com produced by DrTango, Inc.